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                             June 4, 2024

       Zhu Youyi
       Chief Financial Officer
       China Natural Resources, Inc.
       Room 2205, 22/F, West Tower, Shun Tak Centre
       168-200 Connaught Road Central
       Sheung Wan, Hong Kong

                                                        Re: China Natural
Resources, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed May 24, 2024
                                                            File No. 333-278037

       Dear Zhu Youyi:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 8, 2024 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed May 24, 2024

       General

   1. We note your response to prior comment one, including your added disclosure that:

                                                        "Based on the opinion
of our PRC legal counsel, solely for purpose of registration of up to
                                                        1,190,297 Common Shares
issuable from the exercise of the Warrants for resale as
                                                        described in this
prospectus (the "Warrant Shares Resale Registration"), we are not
                                                        required to complete
the CSRC filing procedures and obtain the CSRC approval under the
                                                        Trial Measures, because
the Warrant Shares Resale Registration does not involve issuance of new securities of
our Company in addition to those previously included in our filing with the CSRC on
February 26, 2024 for the issuance of the Warrants in connection with the February 2024
Registered Offering. We may be required to report to, or file with, the
 Zhu Youyi
China Natural Resources, Inc.
June 4, 2024
Page 2
      CSRC when, and if, the Common Shares underlying the Warrants are issued upon exercise of the Warrants by holders of the Warrants in the future, and the Company undertakes that it will correspond with the CSRC in advance of such occasions about the applicable reporting or filing procedures and requirements and will then follow these procedures and requirements as instructed by the CSRC."

      Please revise to better explain why you believe you may be required to file with the CSRC in the future. In this regard we note that the first sentence of your disclosure above indicates that the CSRC would not treat this offering as a new issuance of securities, but the second sentence suggests that it might. To the extent you do believe you may be required to file with the CSRC in the future, please clarify how you will advise investors in this offering of any CSRC review. Also, to the extent you have made, and will make, revisions to your disclosure on the cover and at page 23, please similarly make revisions under your subheading "CSRC Filing Requirements" at page 7.
      Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Daniel Morris, Legal
Branch Chief, at 202-551-3314 with any questions.



                                                          Sincerely,
FirstName LastNameZhu Youyi
                                                          Division of
Corporation Finance
Comapany NameChina Natural Resources, Inc.
                                                          Office of Energy &
Transportation
June 4, 2024 Page 2
cc:       Richard Chang
FirstName LastName